China Yunhong Holdings Ltd

4 - 19/F, 126 Zhong Bei

Wuchang District, Wuhan, China 430061

Division of Corporation Finance

Office of Real Estate and Commodities
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Joshua Lobert

September 17, 2019

Re:	Re: China Yunhong Holdings Ltd

Registration Statement on Form S-1

Filed June 28, 2019

File No. 333-232432

Dear Mr. Lobert:

On behalf of China Yunhong Holdings Ltd, a Cayman Islands company (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 25, 2019, regarding the Registration Statement on Form S-1 submitted to the Commission on June 28, 2019.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Form S-1 Filed June 28, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 76

1.	We note your disclosure on page 76 that the factors discussed in this section raise substantial doubt about your ability to continue as a going concern. We also note your disclosure on page 26 that your independent registered public accounting firm's report contains an explanatory paragraph that expresses substantial doubt about your ability to continue as a going concern. Please reconcile the referenced disclosures with the accountants' report on page F-2 which does not contain such explanatory paragraph, and with the disclosure on page F-9 which appears to indicate that the substantial doubt about your ability to continue as a going concern has been mitigated.

In response to Staff’s comment, the Company has revised the disclosure on pages 26 and 76.

Financial Statements

Note 3. Proposed Offering, page F-11

2.	We note your disclosure on page F-11 that each Public Warrant will entitle the holder to purchase one-half of one ordinary share at an exercise price of $11.50 per whole share. We also note your disclosure on page 9 and elsewhere in the filing that each warrant is exercisable to purchase one ordinary shares at $11.50 per share. Please revise to clarify this apparent conflict as it relates to the number of ordinary shares into which each warrant is exercisable.

The Company has revised the disclosure regarding the constituent securities of the units throughout the registration statement.

*     *     *

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Benjamin S. Reichel, at breichel@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Andrey Novikov
Andrey Novikov